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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                               Amendment No. 1 to
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          -----------------------------

                                   CREE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

         Options to Purchase Common Stock, Par Value $0.00125 Per Share
                         (Title of Class of Securities)

                                     225447
         (CUSIP Number of Class of Securities' Underlying Common Stock)

                          -----------------------------

                  Adam H. Broome                                   Copies to:
         General Counsel and Secretary                          Gerald F. Roach
                    Cree, Inc.                                 Amy Meyers Batten
               4600 Silicon Drive                      Smith, Anderson, Blount, Dorsett,
          Durham, North Carolina 27703                     Mitchell & Jernigan, L.L.P.
                 (919) 313-5300                          2500 First Union Capitol Center
(Name, address, and telephone number of person            Raleigh, North Carolina 27601
authorized to receive notices and communications                  (919) 821-1220
           on behalf of filing persons)

                          -----------------------------

                            Calculation of Filing Fee

    Transaction valuation                         Amount of filing fee
       $43,852,341.12*                                 $3,547.65**

__________
* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 3,482,128 shares of common stock of Cree, Inc. having an aggregate value of $43,852,341.12 as of March 17, 2003 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of the transaction.

**   Previously paid.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:       Not applicable.
         Form or Registration No.:     Not applicable.
         Filing Party:                 Not applicable.
         Date Filed:                   Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]  third-party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [_]  going-private transaction subject to Rule 13e-3.
         [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed by Cree, Inc., a North Carolina corporation (the "Company") on March 17, 2003 (the Schedule TO") relating to an offer by the Company (the "Offer") to exchange certain outstanding options upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated March 17, 2003 (the "Offer to Exchange"), (ii) the related letter from Charles M. Swoboda dated March 17, 2003, (iii) the Election Form and (iv) the Withdrawal Form, which were previously filed as Exhibit (a)(1) through (a)(4), respectively, to the Schedule TO. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule TO and the Offer to Exchange remain unchanged.

ITEM 1.  SUMMARY TERM SHEET.

     Item 1 of the Schedule TO and the "Summary Term Sheet" section of the Offer to Exchange are hereby amended and supplemented as follows: The second sentence of the first paragraph under Question 26 on page 5 of the Offer to Exchange, which begins with "For each canceled option," is hereby amended by deleting the word "cancellation" and replacing it with the word "expiration."

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented as set forth above under Item 1 of this Amendment.

     Item 4 of the Schedule TO and the section titled "The Offer--8. Acceptance of Options for Exchange" of the Offer to Exchange are hereby amended and supplemented as follows: The first sentence of the first paragraph under the sub-heading "Promise to Grant Stock Option" on page 20 of the Offer to Exchange, which begins with "For each of your eligible options," is hereby amended by deleting the word "cancellation" and replacing it with the word "expiration."

     Item 4 of the Schedule TO and the section titled "The Offer--9. Conditions of the Offer" of the Offer to Exchange are hereby amended and supplemented as follows:

     (a) The final sentence of the first paragraph under "The Offer--9. Conditions of the Offer" on page 20 of the Offer to Exchange, which begins with "However, notwithstanding any other provision of the Offer," is hereby amended by deleting the sentence and replacing it with the following sentence:

         "However, notwithstanding any other provision of the Offer, we will not be required to accept any options submitted to us for cancellation and exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered to us for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after March 17, 2003 and prior to the expiration date of this Offer any of the following events has occurred, or has been determined by us in our reasonable judgment to have occurred."

     (b) The last paragraph under "The Offer--9. Conditions of the Offer" on page 22 of the Offer to Exchange is hereby amended by adding the following sentence prior to the last sentence of the paragraph:

         "To the extent we waive a condition of the Offer with respect to one tender or one eligible participant, we will waive that condition for all other tenders or eligible participants."

ITEM 12. EXHIBITS.

     Item 12 hereby is amended and supplemented to add the following exhibit:

Exhibit
Number      Description

(a)(11)     Form of Employee Presentation

                                      -2-

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: March 31, 2003                  CREE, INC.


                                      By:      /s/ Charles M. Swoboda
                                           -------------------------------------
                                           Charles M. Swoboda
                                           President and Chief Executive Officer

                                       -3-

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                                INDEX TO EXHIBITS

Exhibit
 Number      Description

(a)(11)      Form of Employee Presentation

                                       -4-